UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

DISCOVERY COMMUNICATIONS, INC.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series C Common Stock, par value $0.01 per share

(Title of Class of Securities)

The CUSIP for the Series A Common Stock is 25470F104

The CUSIP for the Series C Common Stock is 25470F302

(CUSIP Number)

Andrew P. Kransdorf Sabin, Bermant & Gould LLP One World Trade Center New York, New York 10007 Telephone Number: (212) 381-7033	Brian E. Hamilton Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Telephone Number: (212) 558-4801

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	2	of	10

1	NAMES OF REPORTING PERSONS Advance/Newhouse Programming Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 70,673,242 shares of Series A Common Stock and 120,421,982 shares of Series C Common Stock*
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 70,673,242 shares of Series A Common Stock and 120,421,982 shares of Series C Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,673,242 shares of Series A Common Stock and 120,421,982 shares of Series C Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5% Series A Common Stock and 35.5% Series C Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*Series C Common Stock has no general voting rights except to the extent required by law.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	3	of	10

1	NAMES OF REPORTING PERSONS Newhouse Broadcasting Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 0
		8	SHARED VOTING POWER 70,673,242 shares of Series A Common Stock and 120,421,982 shares of Series C Common Stock**
		9	SOLE DISPOSITIVE POWER* 0
		10	SHARED DISPOSITIVE POWER 70,673,242 shares of Series A Common Stock and 120,421,982 shares of Series C Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,673,242 shares of Series A Common Stock and 120,421,982 shares of Series C Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5% Series A Common Stock and 35.5% Series C Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*Sole voting power and dispositive power are held indirectly through control of Advance/Newhouse Programming Partnership.

**Series C Common Stock has no general voting rights except to the extent required by law.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	4	of	10

1	NAMES OF REPORTING PERSONS Advance Publications, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 0
		8	SHARED VOTING POWER 70,673,242 shares of Series A Common Stock and 120,421,982 shares of Series C Common Stock**
		9	SOLE DISPOSITIVE POWER* 0
		10	SHARED DISPOSITIVE POWER 70,673,242 shares of Series A Common Stock and 120,421,982 shares of Series C Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,673,242 shares of Series A Common Stock and 120,421,982 shares of Series C Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5% Series A Common Stock and 35.5% Series C Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*Sole voting power and dispositive power are held indirectly through control of Advance/Newhouse Programming Partnership.

**Series C Common Stock has no general voting rights except to the extent required by law.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	5	of	10

1	NAMES OF REPORTING PERSONS Newhouse Family Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 0
		8	SHARED VOTING POWER 70,673,242 shares of Series A Common Stock and 120,421,982 shares of Series C Common Stock**
		9	SOLE DISPOSITIVE POWER* 0
		10	SHARED DISPOSITIVE POWER 70,673,242 shares of Series A Common Stock and 120,421,982 shares of Series C Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,673,242 shares of Series A Common Stock and 120,421,982 shares of Series C Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5% Series A Common Stock and 35.5% Series C Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*Sole voting power and dispositive power are held indirectly through control of Advance/Newhouse Programming Partnership.

**Series C Common Stock has no general voting rights except to the extent required by law.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	6	of	10

1	NAMES OF REPORTING PERSONS Advance Long-Term Management Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 0
		8	SHARED VOTING POWER 70,673,242 shares of Series A Common Stock and 120,421,982 shares of Series C Common Stock**
		9	SOLE DISPOSITIVE POWER* 0
		10	SHARED DISPOSITIVE POWER 70,673,242 shares of Series A Common Stock and 120,421,982 shares of Series C Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,673,242 shares of Series A Common Stock and 120,421,982 shares of Series C Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5% Series A Common Stock and 35.5% Series C Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*Sole voting power and dispositive power are held indirectly through control of Advance/Newhouse Programming Partnership.

**Series C Common Stock has no general voting rights except to the extent required by law.

This Amendment No. 10 (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) which was jointly filed on September 17, 2008, the amended Statement on Schedule 13D which was jointly filed on December 13, 2010, the second amended Statement on Schedule 13D which was jointly filed on December 27, 2012, the third amended Statement on Schedule 13D which was jointly filed on March 14, 2013, the fourth amended Statement on Schedule 13D which was jointly filed on June 5, 2013, the fifth amended Statement on Schedule 13D which was jointly filed on May 27, 2014, the sixth amended Statement on Schedule 13D which was jointly filed on August 4, 2014, the seventh amended Statement on Schedule 13D which was jointly filed on March 2, 2015, the eighth amended Statement on Schedule 13D which was jointly filed on March 1, 2016, and the ninth amended Statement on Schedule 13D which was jointly filed on June 28, 2016, and is filed on behalf of Advance/Newhouse Programming Partnership, a New York general partnership (“Advance/Newhouse”), Newhouse Broadcasting Corporation, a New York corporation (“NBCo”), Advance Publications, Inc., a New York corporation (“API”), Newhouse Family Holdings, L.P., a Delaware limited partnership (“NFH”), and Advance Long-Term Management Trust, a New Jersey trust (“Advance Long-Term Trust” and, together with Advance/Newhouse, NBCo, API, and NFH, the “Reporting Persons” and each a “Reporting Person”), with respect to the Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”), and the Series C Common Stock, par value $0.01 per share (the “Series C Common Stock”), of Discovery Communications, Inc., a Delaware corporation (the “Issuer”). The Reporting Persons directly or indirectly hold (1) shares of Series A Convertible Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), of the Issuer, which are convertible into the shares of Series A Common Stock and shares of Series C Common Stock for which beneficial ownership is reported herein, and (2) shares of Series C Convertible Participating Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”), of the Issuer, which are convertible into the shares of Series C Common Stock for which beneficial ownership is reported herein. The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit A.

This Amendment is being filed for purposes of disclosing the agreement between Advance/Newhouse and the Issuer pursuant to which Advance/Newhouse has agreed to exchange its shares of Series A Preferred Stock and shares of Series C Preferred Stock (the Series A Preferred Stock and Series C Preferred Stock, together, the “Old Preferred Stock”) for 7,852,582 plus (4/9th) shares of a newly designated Series A-1 Convertible Participating Preferred Stock of the Issuer, par value $0.01 per share (“Series A-1 Preferred Stock”), and 6,218,592.5 shares of a newly designated Series C-1 Convertible Participating Preferred Stock of the Issuer, par value $0.01 per share (“Series C-1 Preferred Stock,” and together with the Series A-1 Preferred Stock, the “New Preferred Stock”), as described under Item 4 below.

Item 4. Purpose of Transaction.

Exchange Agreement

On July 30, 2017, Advance/Newhouse entered into a Preferred Share Exchange Agreement (the “Exchange Agreement”) with the Issuer, which is attached hereto as Exhibit B and incorporated herein by reference. Pursuant to the terms of the Exchange Agreement, the Issuer will issue 7,852,582 plus (4/9th) shares of Series A-1 Preferred Stock and 6,218,592.5 shares of Series C-1 Preferred Stock to Advance/Newhouse, in exchange for 70,673,242 shares of Series A Preferred Stock and 24,874,370 shares of Series C Preferred Stock held by Advance/Newhouse as of the date of this Schedule 13D. Immediately following the Exchange, Advance/Newhouse’s beneficial ownership of the aggregate number of shares of Series A Common Stock and Series C Common Stock into which the New Preferred Stock received by Advance/Newhouse in the Exchange are convertible will remain unchanged. The shares of Old Preferred Stock transferred by Advance/Newhouse in the Exchange will represent all of the shares of Old Preferred Stock issued and outstanding immediately prior to the Exchange Closing.

The purpose of the Exchange is to facilitate Advance/Newhouse’s ability to transfer or sell the shares of Series C Common Stock that prior to the Exchange Agreement were only issuable to Advance/Newhouse upon conversion of the Series A Preferred Stock.

The Exchange Closing is not subject to any closing conditions and will occur within seven business days after the execution of the Exchange Agreement or as promptly as practicable thereafter. Effective at the Exchange Closing, all outstanding shares of the Series A Preferred Stock and Series C Preferred Stock will be retired by the Issuer.

Certain of the shares of Series C-1 Preferred Stock received by Advance/Newhouse in the Exchange (including the Series C Common Stock into which such shares are convertible) will be subject to transfer restrictions, on the terms set forth in the Exchange Agreement. While subject to transfer restrictions, such shares may be pledged in certain bona fide financing transactions, but may not be pledged in connection with hedging or similar transactions.

The foregoing summary of the Exchange Agreement is qualified in its entirety by the full text of the Exchange Agreement, which is attached hereto as Exhibit B and is incorporated by reference herein.

Voting Agreement

On July 30, 2017, in connection with the Agreement and Plan of Merger (the “Merger Agreement”), dated July 30, 2017, among the Issuer, Scripps Networks Interactive, Inc., an Ohio corporation (“Scripps”), and Skylight Merger Sub, Inc., an Ohio corporation and a wholly owned subsidiary of the Issuer, Advance/Newhouse entered into a voting agreement with the Issuer and Scripps (the “Voting Agreement”), which is attached hereto as Exhibit C and incorporated herein by reference. Unless terminated in accordance with its terms, the Voting Agreement requires that Advance/Newhouse vote its shares of Series A-1 Preferred Stock to be issued in connection with the Exchange to approve the issuance of shares of Series C Common Stock in connection with the merger transactions as contemplated by the Merger Agreement.

The foregoing summary of the Voting Agreement is qualified in its entirety by the full text of the Voting Agreement, which is attached hereto as Exhibit C and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are amended and supplemented to read as follows:

(a) Each Reporting Person has beneficial ownership of 70,673,242 shares of Series A Common Stock, representing 31.5% of the outstanding shares of that class, and 120,421,982 shares of Series C Common Stock, representing 35.5% of the outstanding shares of that class; NBCo beneficially owns such shares indirectly through its 65% interest in Advance/Newhouse, and each of API, NFH and Advance Long-Term Trust beneficially owns such shares indirectly through its 35% interest in Advance/Newhouse.

(b) Each Reporting Person has shared power to vote or direct the vote of 70,673,242 shares of Series A Common Stock and shared power to dispose or direct the disposition of 70,673,242 shares of Series A Common Stock.

Each Reporting Person has shared power to vote or direct the vote of 120,421,982 shares of Series C Common Stock and shared power to dispose or direct the disposition of 120,421,982 shares of Series C Common Stock.

(c) The information set forth, or incorporated by reference in, Item 4 in this Schedule 13D is hereby incorporated by reference.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Item 4 and Item 5 in this Schedule 13D is hereby incorporated by reference.

Item 7. Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement by and among the Reporting Persons

B	Preferred Share Exchange Agreement, dated July 30, 2017, by and between Advance/Newhouse and the Issuer

C	Voting Agreement, dated July 30, 2017, among between Advance/Newhouse, the Issuer and Scripps

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: August 1, 2017

Advance/Newhouse Programming Partnership

By:		/s/ Michael A. Newhouse
Michael A. Newhouse
Vice President

Newhouse Broadcasting Corporation

By:		/s/ Michael A. Newhouse
Michael A. Newhouse
Executive Vice President

Advance Publications, Inc.

By:		/s/ Michael A. Newhouse
Michael A. Newhouse
Co-President

Newhouse Family Holdings, L.P. By: Advance Long-Term Management Trust, as General Partner

	By:	/s/ Michael A. Newhouse
Michael A. Newhouse
Trustee

Advance Long-Term Management Trust

By:		/s/ Michael A. Newhouse
Michael A. Newhouse
Trustee